UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2nd, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Exploration: TotalEnergies Strengthens its Global Collaboration with Chevron (December 1, 2025).

Exhibit 99.2	Disclosure of Transactions in Own Shares (December 1, 2025).

Exhibit 99.3	TotalEnergies, TES, Osaka Gas, Toho Gas and ITOCHU Partner Up to Develop the Live Oak Project for e-NG Production in Nebraska (December 2, 2025).

Exhibit 99.4	Mozambique LNG: Clarification by TotalEnergies on Financing of the Project (December 2, 2025).

Exhibit 99.5	UK: TotalEnergies merges its Upstream business with NEO NEXT, creating the largest independent oil and gas producer in the UK (December 8, 2025).

Exhibit 99.6	TotalEnergies announces the commencement of trading of its ordinary shares on the NYSE (December 8, 2025).

Exhibit 99.7	Disclosure of Transactions in Own Shares (December 8, 2025).

Exhibit 99.8	Namibia: TotalEnergies concludes agreement with Galp to enter as operator in the prolific PEL 83 license, including the Mopane discovery (December 9, 2025).

Exhibit 99.9	Disclosure of Transactions in Own Shares (December 15, 2025).

Exhibit 99.10	Malaysia: TotalEnergies and PTTEP Strengthen Their Partnership (December 16, 2025).

Exhibit 99.11	Malaysia: TotalEnergies Signs New Renewable Power Agreement with Google to Supply Data Centers (December 16, 2025).

Exhibit 99.12	Renewables: TotalEnergies divests 50% of a 424 MW portfolio in Greece (December 17, 2025).

Exhibit 99.13	Disclosure of Transactions in Own Shares (December 22, 2025).

Exhibit 99.14	Disclosure of Transactions in Own Shares (December 29, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: January 2nd, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer